Filed by: Danaher Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Danaher Corporation

Commission File No.: 001-08089

DANAHER WILL COMMENCE EXCHANGE OFFER

RELATED TO DIVESTITURE OF ITS REMAINING INTEREST IN ENVISTA

THROUGH A SPLIT-OFF

Washington, D.C., November 15, 2019 – Danaher Corporation (NYSE: DHR) announced today that it will commence an exchange offer related to the split-off of its remaining interest in Envista Holdings Corporation (NYSE: NVST). Envista completed its initial public offering (IPO) in September 2019, with Danaher retaining an 80.6 percent ownership interest in Envista. In the exchange offer, Danaher stockholders have the option to exchange all, some or none of their shares of Danaher common stock for shares of Envista common stock owned by Danaher, subject to the terms of the offer. The exchange offer is anticipated to be tax-free for participating Danaher stockholders in the United States, except with respect to cash received in lieu of a fractional share.

Danaher also announced today that, in connection with the split-off, it has received a waiver of the 180-day lock-up with respect to the shares of Envista common stock held by it from J.P. Morgan Securities LLC, joint lead manager of the Envista IPO.

The exchange offer is designed to permit Danaher stockholders to exchange all or a portion of their shares of Danaher common stock for shares of Envista common stock at a discount of 7 percent, subject to an upper limit of 5.5784 shares of Envista common stock for each share of Danaher common stock tendered in the exchange offer. If the upper limit is not in effect, for each $100 of Danaher common stock accepted in the exchange offer, tendering stockholders would receive approximately $107.53 of Envista common stock. The per-share values of Danaher common stock and Envista common stock will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices of Danaher common stock and Envista common stock on the New York Stock Exchange during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer, which would be December 9, 10 and 11, 2019, if the exchange offer is not extended or terminated.

The final exchange ratio showing the number of shares of Envista common stock that Danaher stockholders participating in the exchange offer will receive for each share of Danaher common stock accepted for exchange, including whether the upper limit is in effect, will be announced by press release no later than 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the exchange offer. The exchange offer will expire at 12:00 midnight, New York City time, at the end of the day on December 13, 2019, unless terminated or extended.

The final exchange ratio, when announced, and a daily indicative exchange ratio beginning on the third trading day of the exchange offer period, also will be available at http://investors.danaher.com/envista-exchange-offer.

The completion of the exchange offer is subject to certain conditions, including: at least 38.36 million shares of Envista common stock being distributed in exchange for shares of Danaher common stock validly tendered in the exchange offer; and the receipt of an opinion of counsel that the exchange offer will qualify for tax-free treatment to Danaher and its participating stockholders.

Danaher owns 127.87 million shares of Envista common stock, which represent approximately 80.6 percent of the outstanding common stock of Envista. The maximum number of shares of Danaher common stock that will be accepted in the exchange offer equals 127.87 million divided by the final exchange ratio. The exchange offer will be subject to proration if the exchange offer is oversubscribed, and the number of shares accepted in the exchange offer may be fewer than the number of shares tendered. If the exchange offer is consummated but not fully subscribed, then the remaining shares of Envista common stock owned by Danaher will be distributed on a pro rata basis to Danaher stockholders whose shares of Danaher common stock remain outstanding after the consummation of the exchange offer.

The exchange offer is voluntary for Danaher stockholders. No action is necessary for Danaher stockholders who choose not to participate, and their existing Danaher shares will not be impacted.

The terms and conditions of the exchange offer will be more fully described in a registration statement on Form S-4 and Form S-1 (Registration Statement), including a prospectus (Prospectus) forming a part thereof, to be filed by Envista with the U.S. Securities and Exchange Commission (SEC) today and a tender offer statement on Schedule TO (Schedule TO) to be filed by Danaher with the SEC today.

Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC will serve as dealer managers for the exchange offer.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands has leadership positions in the demanding and attractive health care, environmental and applied end-markets. With more than 20 operating companies, Danaher’s globally diverse team of approximately 71,000 associates is united by a common culture and operating system, the Danaher Business System, and its Shared Purpose, Helping Realize Life’s Potential.

FORWARD-LOOKING STATEMENTS

This communication contains certain statements about Danaher and Envista that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Danaher’s and Envista’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Danaher and Envista of the exchange offer, the anticipated timing and benefits of the exchange offer, Danaher’s and Envista’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Danaher’s and Envista’s respective periodic reports filed from time to time with the SEC, the Registration Statement, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Envista or Danaher, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Danaher nor Envista undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

ADDITIONAL INFORMATION

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus. The Prospectus will contain important information about the exchange offer, Danaher, Envista, and related matters, and Danaher will deliver the Prospectus to holders of Danaher common stock. Investors and security holders are urged to read the Prospectus and any other relevant documents filed with the SEC, when they become available and before making any investment decision, because they contain important information about Danaher, Envista and the exchange offer. None of Danaher, Envista, or any of their respective directors or officers makes any recommendation as to whether investors should participate in the exchange offer.

Envista will file with the SEC the Registration Statement, including the Prospectus forming a part thereof, and Danaher will file with the SEC the Schedule TO, which will contain important information about the exchange offer. Holders of Danaher common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO, other related documents, and any other information that Danaher and Envista file electronically with the SEC free of charge at the SEC’s website at www.sec.gov.

CONTACT:

Matthew E. Gugino

Vice President, Investor Relations

Danaher Corporation

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037

Telephone: (202) 828-0850

Fax: (202) 828-0860

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Telephone:

(877) 566-1922 (toll-free for stockholders, banks and brokers)

+1 (212) 297-0720 (all others outside the U.S.)

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